UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of April, 2008

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |   |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |   | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Exhibit 99

Taro Appoints New Chief Financial Officer

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) announced today that Ron Kolker, C.P.A., has been appointed to the position of Senior Vice President, Chief Financial Officer of the Company and of the Company’s U.S. subsidiary, Taro Pharmaceuticals U.S.A., Inc. (“Taro USA”).

Mr. Kolker joined Taro in 1994 and has held a number of roles in finance at the Company with increasing responsibility. He most recently held the position of Group Vice President, Corporate Controller in both the Company and Taro USA, and also served as the Company’s Interim Chief Financial Officer for part of 2007. Mr. Kolker is a Certified Public Accountant and holds an MBA in Finance and Accounting. Mr. Kolker replaces Thomas E. McClary, who is no longer with the Company.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 10, 2008

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary